December 9, 2024

Fanghan Sui
Chief Executive Officer
Classover Holdings, Inc.
8 The Green, #18195
Dover, DE 19901

Hui Luo
Chief Executive Officer
Class Over Inc.
450 7th Avenue, Suite 905
New York, NY 10123

       Re: Classover Holdings, Inc.
           Class Over Inc.
           Registration Statement on Form S-4
           Filed November 26, 2024
           File No. 333-283454
Dear Fanghan Sui and Hui Luo:

       We have reviewed your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-4 filed November 26, 2024
Frequently Used Terms, page 15

1. Please refer to the PIPE Financing definition. Please revise to disclose the purchase price of the initial 2,400 shares of Series B preferred stock and the exercise prices of the First Preferred Warrants and Second Preferred Warrants. Additionally, please briefly detail the conversion mechanics of the Series B preferred stock. December 9, 2024
Page 2

Questions and Answers About the BFAC Shareholder Proposals, page 20

2. Refer to comment 3 of our letter dated June 11, 2024. Please supplement this section with a question and answer regarding the PIPE financing of up to $5 million contemplated by the securities purchase agreement entered into on November 22,
       2024. Discuss the terms and price of the securities to be issued to the PIPE investor and how they compare to the terms and price of the securities to be held by public shareholders. For example, describe the adjustable conversion price mechanism of the
       Series B preferred stock and disclose the exercise price and other terms of the First
       Preferred Warrants and Second Preferred Warrants, including the conditions under which Pubco may force the PIPE investor to exercise the First Preferred Warrants for
       Series B preferred stock. Provide this additional level of detail where the PIPE financing is identified and described as a material financing transaction pursuant to
       Item 1604 of Regulation S-K elsewhere in the proxy statement/prospectus as well.
       Additionally, please clarify whether the PIPE financing will trigger any anti-dilution adjustment with respect to the founder shares.
Q: What happens if a substantial number of Public Shareholders exercise their redemption rights?, page 23

3. Your pro forma book value amount in the 100% redemption scenario disclosed on page 24 is not consistent with the pro forma combined total stockholders equity amount under the maximum redemption scenario disclosed on page 111. Please revise to reconcile the difference.
Q: What happens to the funds deposited in the Trust Account after completion..., page 25

4. Where you discuss the anticipated liquidity position of Pubco taking into consideration the level of redemptions "and other financing transactions being undertaken in connection with the Business Combination," please distinguish between the level of funds that the combined company is expected to receive pursuant to the
       PIPE financing at the closing of the business combination versus the amount that depends on whether the PIPE investor elects to and/or is forced to exercise its preferred warrants for Series B preferred stock. Highlight, if true, that while the PIPE is for "up to" $5 million, there is no guarantee that Pubco will receive this full amount.
Summary Unaudited Pro Forma Condensed Combined Financial Information, page 52

5.     Your pro forma combined    total operating expenses,       loss from
operations,       loss
       before provision for income taxes,       net loss,    and    weighted
average shares
       outstanding     basic and diluted    amounts under both redemption
scenarios for the
       year ended December 31, 2023 are inconsistent with the amounts disclosed in your pro forma condensed combined statement of operations for the year ended December
       31, 2023 on page 113. Please revise to reconcile the difference. Comparative Per Share Data, page 53

6.     Please revise your pro forma combined net loss attributable to shareholders and
       weighted average shares outstanding     basic and diluted amounts under
both
 December 9, 2024
Page 3

      redemption scenarios for the year ended December 31, 2023 to ensure they are consistent with the amounts disclosed in your pro forma condensed combined statement of operations for the year ended December 31, 2023 presented on page 113.
Proposal 1: The Business Combination Proposal
Potential Dilution to Non-Redeeming BFAC Public Shareholders, page 88

7. We note your disclosure revisions in response to prior comment 1. Please remove the descriptor "pro forma" from the line items included in your dilution table presented in accordance with Item 1604(c) of Regulation S-K and the related disclosure above the dilution table. Since the NVPS amounts under all selected redemption levels are calculated based on historical amounts from BFAC's September 30, 2024 financial statements, they are not pro forma amounts, and are later adjusted for sources of dilution items, excluding the de-SPAC transaction itself.
8. We note your response to prior comment 2 that only the first installment of the PIPE
      Financing is included in the dilution table. Please include a footnote to the dilution table to describe the terms of your PIPE Agreement dated November 22, 2024, including a detail description of the three installments of this PIPE Financing. Please tell us how you determined the remaining two installments are not material probable transactions and other material effects on BFAC's net tangible book value per share from the de-SPAC transaction. Refer to Item 1604(c) of Regulation S-K. Background of the Business Combination, page 93

9. Please supplement this section with additional detail regarding the background and negotiation of the PIPE transaction, including who selected the PIPE investor(s), the investor(s) relationships with the SPAC, the sponsors, the target, and/or its affiliates, and how the terms of the PIPE were determined.
Unaudited Pro Forma Condensed Combined Financial Information
Notes to Unaudited Pro Forma Condensed Combined Financial Information
2. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of September
30, 2024, page 115

10. With reference to Note (K), please tell us how you determined that it is not necessary to give effect to the remaining two installments of the three-installment $5 million
      PIPE Financing in your pro forma balance sheet. Refer to Article 11 of Regulation S-
      X. Please also expand your footnote to describe the contingent conditions related to the remaining two PIPE Financing installments.
3. Net Income Share, page 116

11. Your pro forma net loss attributable to common shares amounts under both redemption scenarios for the year ended December 31, 2023 do not agree to the pro
      forma combined net loss amounts disclosed on page 113. Please revise to reconcile the difference.
 December 9, 2024
Page 4
Index to Financial Statements, page 207

12. Please provide audited financial statements for the registrant, Classover Holdings,
       Inc., as required by Item 14(e) of Form S-4. Please also provide the disclosure required by Item 509 of Regulation S-K related to Classover Holdings, Inc.'s audited financial statements in the Experts section on page 206 and a consent from Classover
       Holdings, Inc.'s auditor.
Notes to Interim Condensed Consolidated Financial Statements
Note 6. Income Taxes, page F-11

13. Please revise your note disclosure to provide your income tax information for the three and nine months ended September 30, 2024.
General

14. We note your added disclosure regarding a $130,000 promissory note issued by the target company to Hui Luo during the interim financial period ended September 30,
       2024. Please revise your related party transaction disclosure beginning at page 190 to disclose the amount outstanding as of the most recent practicable date and file related agreements as exhibits to the registration statement. Clarify where appropriate whether Pubco will assume this debt, and to the extent any outstanding amount gives rise to any actual or potential material conflict of interest between the target company's officers or directors and unaffiliated securityholders of the SPAC, update your conflict of interest disclosure accordingly.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Ta Tanisha Meadows at 202-551-3322 or Suying Li at 202-551-3335 if
you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Donald Field at 202-551-3680 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Jeffrey Gallant
      Joshua Teitelbaum